Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

M5X 1A1

December 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Notice of Disclosure filed in Annual Report on Form 40-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Bank of Montreal has made disclosure pursuant to such provisions in its Annual Report on Form 40-F for the fiscal year ended October 31, 2020, which was filed with the U.S. Securities and Exchange Commission on December 1, 2020.

Sincerely, Bank of Montreal

By:	/s/ Thomas E. Flynn
Name:	Thomas E. Flynn
Title:	Chief Financial Officer